UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-K

ANNUAL REPORT

This Form 1-K is to provide an Annual Report for the fiscal year ended: December 31, 2021

Revival AI Inc.

(Exact name of Registrant as specified in its Charter)

Colorado

(State or other Jurisdiction of Incorporation)

82-4190737

(IRS Employer Identification No.)

10940 S. Parker Road, #872, Parker, Colorado	80134
(Address of Principal Executive Offices)	(Zip Code)

(720) 600-7121

(Registrant’s Telephone Number, Including Area Code)

PART I

NOTIFICATION

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Summary Information Regarding Prior Offering and Proceeds

Commission File Number of the offering statement: 024-11362

Date of qualification of the offering statement: March 19, 2021

Date of commencement of the offering: March 19, 2021

Amount of securities sold in the offering: 57,450

Price per security: $1.00

The portion of aggregate sales attributable to securities sold on behalf of the issuer: $57,450.00

The portion of aggregate sales attributable to securities sold on behalf of selling securityholders: $0.00

Fees in connection with this offering and names of service providers:

	Name of Service Provider	Fees
Underwriters:	Entoro Securities, LLC	$20,000.00
Sales Commissions:	Entoro Securities, LLC	$577.01
Finders’ Fees:	N/A	N/A
Audit:	George Dimov CPA	$10,500
Legal:	Doida Law Group LLC, Crowdcheck Inc.	$52,500.00
Promoters:	N/A	N/A
Blue Sky Compliance:	Doida Law Group LLC	$10,000.00

CRD Number of any broker or dealer listed: 35192

Net proceeds to issuer: -$36,127.01

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1.	Business

Revival AI Inc. (formerly Revival AI LLC) (the “Company”) is a Colorado corporation which was initially established as a limited liability company on January 29, 2018. On August 14, 2020, the owners of the Company agreed to convert the entity from a limited liability company into a corporation under the laws of the State of Colorado and change the name to “Revival AI Inc.”. The statement of conversion was filed with the Colorado Secretary of State on August 21, 2020.

The Company is in the business of developing technology to provide print-ready Bibles through an artificial intelligence-driven, auto-customizing platform that enables user adjusted Bible design and formatting. The Company anticipates the completion of the technology for the platform in July 2022. The Company has two full-time employees.

The Company owns a patent titled “Methods and systems for on-demand publishing of religious works” issued on September 27, 2016. This patent was transferred to the Company from Narrow Gate Publishing LLC, an entity owned by the founders of the Company, in June 2018. The Company’s European patent application titled “Methods and systems for on-demand publishing of religious works” was filed on March 25, 2015 and published on October 1, 2015. This patent was transferred also to the Company from Narrow Gate Publishing LLC.

On October 20, 2021 the Company filed another patent application titled “Book production system and method” with the U.S. Patent and Trademark Office. This patent covers the Company’s printing/finishing/binding machinery.

Using the patented, custom Bible interface, readers will be able to choose a translation, paragraph or line-by-line layout, double or single column, interlinear format, text font and size, study notes, cross-references, devotional tools, creeds, additional note pages and add a personalized blessing. As advancements are made in the Company’s custom Bible technology, additional patent applications may be filed to protect the Company’s intellectual property.

The Company has both public domain and licensed content available through the custom Bible builder. The Company has a publishing agreement established with DeDonato Enterprises dated October 18, 2019 for use of the “1599 Geneva Bible (GNV)” translation and derivative content, as well as with Iglesia Bautista Biblica de la Gracia for use of the “La Valera 1602 Purificada” or 1602 Purified Bible translation dated January 13, 2020.

The King James Bible is in the public domain worldwide except for in the United Kingdom. Rights to The Authorized Version of the Bible (King James Bible) in the United Kingdom are vested in the Crown and administered by the Crown’s patentee, Cambridge University Press. Cambridge University Press has assured the Company permission upon paying a three-year fee of 650 British Pounds and signing a contract, which will be executed when the license is needed just prior to pre-sales.

Both publishing agreements grant the Company the non-exclusive right to publish the subject work in a customized form utilizing the Company’s customizing interface in all forms globally during the full term of any applicable copyright and any renewals and extensions thereof. The Company has agreed to pay a royalty to the owners of the copyrighted works up to a certain percentage of the Company’s gross revenues for books sold containing the works. The royalty is to be calculated based on the percentage of the final word count of the customized product and paid semi-annually. Both agreements are for initial terms of three years and automatically renew annually thereafter unless the Company or the owner of the work elects not to renew the agreement.

On March 12, 2022, the Company filed a complaint against E5A Funds LLC in the Superior Court of the State of Delaware. The Company’s claims are for recovery of monies paid to the defendant, as well as advertising monies that were mismanaged and for additional damages. The case is essentially for misrepresentation and commercial fraud and the Company’s failure to prevail in the case will impede execution of its business strategies.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The audited financial information for the two-year period ended December 31, 2021 is set forth below. Unless otherwise indicated, latest results discussed below are as of December 31, 2021.

Operating Results

The Company has not yet generated any revenues, and it does not expect to do so until later in 2022 at the earliest.

Total operating expenses include advertising and marketing, subscriptions, legal and professional services and other expenses. Total operating expenses increased to $343,219 for the twelve-month period ended December 31, 2021 from $89,130 for the twelve-month period ended December 31, 2020.

The most significant component of our increased operating expenses was advertising and marketing, which increased to $262,783 from $37,182 for the twelve-month periods ended December 31, 2021 and 2020, respectively. Advertising and marketing expenses increased primarily as a result of our initial efforts to increase exposure and awareness of what we do. Specifically, we worked with a marketing agency for the creation of marketing materials, a website, and two video ads. We completed marketing tests from March to June 2021 across radio, television, email and social media targeting a Christian audience.

In addition, expenses for legal and professional services increased to $53,923 from $46,876 for the twelve-month periods ended December 31, 2021 and 2020, respectively. These legal and professional services expenses were incurred as a result of undertaking our public securities offering under Tier 2 of Regulation A, which was initially qualified by the Securities and Exchange Commission on March 19, 2021.

As a result of the foregoing, the Company experienced an increase in its net loss for the twelve-month period ended December 31, 2021 to $343,219, compared to $89,130 for the twelve-month period ended December 31, 2020.

Liquidity and Capital Resources

We had total equity at December 31, 2021 of $103,956 compared to total equity of $275,825 at December 31, 2020. The decrease in equity was driven primarily by the increase in advertising and marketing expenses. As of December 31, 2021, the Company had $10,442 cash on-hand. During 2021, the Company raised additional funds through Regulation A and has received investment subscriptions representing gross proceeds of $171,350 during the year 2021.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Twelve-Month Period Ended December 31,
	2021	2020
Net cash (used in) provided by:
Operating Activities	$(296,124)	$(89,130)
Investing Activities	$(22,101)	$(88,987)
Financing Activities	$171,350	$295,800

Operating Activities

Cash used in operating activities increased to $296,124 from $89,130 for the twelve-month periods ended December 31, 2021 and 2020, respectively. The increase in operating activities was primarily due to the increase in advertising and marketing expenses.

Investing Activities

Cash used in investing activities decreased to $22,101 from $88,987 for the twelve-month periods ended December 31, 2021 and 2020, respectively. The decrease in cash used in investing activities was primarily due to the Company reducing the amount of funds spent on the second phase of software development with a third-party developer. Such development was slowed in 2021 until our Regulation A offering was launched and underway and our available capital could be used for marketing the offering in the interim.

Financing Activities

Cash provided by financing activities decreased to $171,350 from $295,800 for the twelve-month periods ended December 31, 2021 and 2020, respectively. The decrease in cash provided by financing activities was primarily due to an decrease in capital investment from individuals outside of the founding group.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Plan of Operations

As a result of the Regulation A offering, the Company is now focused on increasing advertising efforts through conservative channels while finalizing work on the custom Bible software interface.

The Company will need to seek additional investment capital to implement its plan of operations. The Company plans to move to the greater Dallas-Fort Worth, Texas area, where it will identify suitable property on which to construct a building to house all of the operations of the Company, including space for servers and printing machinery. Concurrent with the planned relocation, the Company plans to enter into agreements with various commercial digital printing equipment manufacturers. The estimated time for delivery and machinery installation is six months. In addition, local machine fabricators will begin fabricating the components of the custom finishing machinery, and the appropriate robotic equipment will be purchased. Revival intends to hire local engineers to work with local fabricators to implement the hardware and software required for custom Bible finishing in a “book of one” method. Approximately 30-60 days prior to launch, custom Bibles will be pre-sold on the revivalai.com website. The facility will have the capability to produce approximately 4,000 custom Bibles per day, depending on the page count of each Bible.

Trend Information

The Company continues to grow its marketing and social media efforts. The Company’s twitter account has 1,078 followers and its Facebook page has 93 followers, marking a significant increase in both accounts over the previous year.

Item 3.	Directors and Officers

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Kristin Robinson[1]	Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director	41	January 2018- January 2023
William J. Robinson III[2]	Chief Visionary Officer, and Director	42	January 2018- January 2023
Rob Rodriguez	Director	43	August 2020-August 2023
Jon Thies	Director	49	August 2020-August 2023

All of our executive officers work full-time for us. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Executive Officers

William John Robinson III, Chief Visionary Officer and Director. Mr. Robinson has worked full-time since 2014 to develop the concept, business strategy, and corporate vision for the Company. From January 2014 to January 2018, he served as the chief executive officer of Narrow Gate Publishing, LLC, the entity that submitted and obtained the patent for the customization of religious works. Revival AI LLC was formed in January 2018, and the work continued under Revival AI Inc.. He has been the chief visionary officer of the Company since its inception in January 2018. Mr. Robinson has also served as the chief technology officer of the Robinsons’ faith-based marital products business, Honoring Intimates, since its founding in October 2017. Mr. Robinson has also served as the president of the translation ministry, Reformation Bible Society, since its founding in June 2020. He received a Bachelor of Science degree in criminology and criminal justice from Portland State University, and a Master of Arts degree in theological studies and Master of Divinity degree from Liberty Baptist Theological Seminary. Mr. Robinson is also a U.S. Army combat veteran of the U.S. Army Chaplaincy and a police academy graduate.

[1]	Revival’s co-founders, William and Kristin Robinson, are husband and wife. Besides our founders, there are no family relationships between any other director or executive officer.
[2]	Revival’s co-founders, William and Kristin Robinson, are husband and wife. Besides our founders, there are no family relationships between any other director or executive officer.

Kristin Nichol Robinson, Chief Executive Officer and Director. From January 2014 to January 2018, Ms. Robinson served as the chief operations officer of Narrow Gate Publishing, LLC, and has been the chief executive officer of the Company since its inception in January 2018. In addition, she has worked in technical sales in the field of drug discovery software as an associate director with Schrodinger, Inc. since January of 2008. Prior to working at Schrodinger, Ms. Robinson worked in technical sales as an Account Manager for Wavefunction, from October 2005 to January 2008. From September 2002 to October 2005, Ms. Robinson worked as inside sales representative and office manager at the CAChe Group, Fujitsu. Ms. Robinson has also served as the chief executive officer of the Robinsons’ faith-based marital products business, Honoring Intimates, since its founding in October 2017. Ms. Robinson has also served as the vice president of the translation ministry, Reformation Bible Society, since its founding in June 2020. Ms. Robinson received a Bachelor of Science degree in chemistry from the University of Utah.

Directors

Rob Rodriguez, Director and vCTO. Mr. Rodriguez has been a virtual CTO for the Company since October of 2019 and a director of the Company since August 2020. He has also been the co-founder of Model Rocket, LLC, a private company that offers turn-key hardware and software development and project management services, since April 2015. From August 2016 to June 2018, he was the chief product officer for TerraSense, where he was responsible for the design and architecture of hardware products and software solutions. He was the chief architect at QWASI Technology & Innovation Labs from August 2006 to August 2016, where he was responsible for core product architecture. Mr. Rodriguez received a bachelor’s degree in counseling psychology from Willim Jessup University and also studied computer science and engineering at University of California, Davis. He also received a master’s degree in pastoral counseling/marriage and family counseling from Liberty University.

Jon Thies, Director and vCTO. Mr. Thies has been a virtual CTO for the Company since October of 2019 and a director of the Company since August 2020. He has also been the co-founder and chief technology officer of Model Rocket, LLC since September 2016. From January 2011 to September 2016, he was employed by QWASI Technology & Innovation Labs as the chief technology officer. He was a lead architect with Citrix Systems from December 2004 to June 2011. Citrix had acquired Net6, a company that he co-founded in November 2000 and worked with through the date of acquisition. Mr. Thies received a Bachelor of Science degree in computer science/engineering from Taylor University in 1994 and a Master of Science degree in computer science/engineering from the University of Pennsylvania in 1999.

Compensation of Directors and Executive Officers

Name	Capacity in which compensation was received	Cash Compensation ($)	Other compensation ($)	Total Compensation ($)
William Robinson	None	0	0	0
Kristin Robinson	None	0	0	0

No compensation has been issued to the directors or the executive officers up to this point in time.

Item 4.	Security Ownership of Management and Certain Security Holders

Stockholder Name	Class A – Voting Common Shares	Class B - Non-voting Common Shares	Total Shares	Ownership Percentage
William J. Robinson III	15,750,000		15,750,000	45%
Kristin Robinson	15,750,000		15,750,000	45%

Item 5.	Interest of Management and Others in Certain Transactions

Model Rocket, LLC

On October 28, 2019, the Company entered into an agreement with Model Rocket LLC to develop the software platform designed to provide print-ready Bibles using an artificial intelligence-driven engine that will allow users to design and format the Bible. Model Rocket agreed to provide the labor and development services at a reduced cost, estimated at 25% of the project, and to cap the cost of such services at $65,000. In return, the Company agreed to transfer 10% ownership of the Company contingent upon completion of the services by March 31, 2020.

On September 30, 2021, the Company and Model Rocket entered into an amendment to the agreement which extended the completion date to March 31, 2022 and called for the issuance of the ownership interest upon execution of the amendment. The ownership interest, which is evidenced by 3,500,000 shares of Class B Non-Voting Common Stock, shall revert back to the Company if the services are not completed by June 30, 2022.

Item 6.	Other Information

None.

Item 7.	Financial Statements

Audited Financial Statements

For the Year Ended December 31, 2021

And Independent Auditors’ Report

REVIVAL AI INC.

(FORMERLY REVIVAL AI LLC)

GEORGE DIMOV CPA CERTIFIED PUBLIC ACCOUNTANT FIRM	181 E HOUSTON STREET #4E,
NEW YORK, NY 10002
(212) 641-0673
WWW.DIMOVTAX.COM

INDEPENDENT AUDITORS’ REPORT

To shareholders and management of Revival AI Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of Revival AI Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of operations, changes in owners’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revival AI Inc. (formerly Revival AI LLC) as of December 31, 2021, and the related statement of operations, changes in owners’ equity, and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

We draw attention to Note 1 of the financial statements which indicates that the Corporation had recurring losses from operations and as of December 31, 2020 and 2021 the Corporation’s accumulated deficit was $92,825 and $436,044, respectively. As stated in Note 1, these conditions indicate that substantial doubt exists about the Corporation’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

George Dimov CPA
New York, NY
March 14, 2022

REVIVAL AI INC.

BALANCE SHEET

AS OF DECEMBER 31, 2021 AND 2020

(in US Dollars)

	December 31,	December 31,
	2021	2020
ASSETS

Current assets
Bank	10,442	157,317

Total current assets	10,442	157,317

Long-term assets
Intangible assets	148,446	126,345

Total long-term assets	148,446	126,345

TOTAL ASSETS	158,888	283,662

LIABILITIES AND EQUITY

Current liablities
Accounts payable	50,833	7,837
Other liabilities	4,099	—

Total current liablities	54,932	7,837

Equity
Capital stock	47,350	—
Owners’ contribution	492,650	368,650
Accumulated deficit	(436,044)	(92,825)

Total Equity	103,956	275,825

TOTAL LIABILITIES AND EQUITY	158,888	283,662

The notes on pages 9-15 form an integral part of the financial statements.

The independent auditors’ report is on pages 3-4.

REVIVAL AI INC.

STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(in US Dollars)

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Revenue	—	—

Expenses
Advertising and marketing	(262,783)	(37,182)
Legal and professional services	(53,923)	(46,876)
Dues and subscriptions	(13,630)	(3,566)
Taxes and licenses	(11,860)	—
Other expenses	(1,023)	(1,506)

Total expenses	(343,219)	(89,130)

Net loss before tax	(343,219)	(89,130)

Income tax expenses	—	—

Net loss for the period	(343,219)	(89,130)

Loss per share/unit (diluted)*	(0.01)	(0.01)

*	Further details on computation of loss per share are provided in Note 3.

The notes on pages 9-15 form an integral part of the financial statements.

The independent auditors’ report is on pages 3-4.

REVIVAL AI INC.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(in US Dollars)

	Capital	Owners’	Accumulated	Total
	stock	contribution	deficit	equity
As of December 31, 2019	—	72,850	(3,695)	69,155

Owners’ contribution	—	295,800	—	295,800
Net loss for the period	—	—	(89,130)	(89,130)

As of December 31, 2020	—	368,650	(92,825)	275,825

Share issue	47,350	—	—	47,350
Owners’ contribution	—	124,000	—	124,000
Net loss for the period	—	—	(343,219)	(343,219)

As of December 31, 2021	47,350	492,650	(436,044)	103,956

The notes on pages 9-15 form an integral part of the financial statements.

The independent auditors’ report is on pages 3-4.

REVIVAL AI INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(in US Dollars)

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(343,219)	(89,130)

Change in working capital
Change in accounts payable	42,996	—
Change in other liabilities	4,099	—

Net cash flows used in operating activities	(296,124)	(89,130)

CASH FLOW FROM INVESTING ACTIVITIES

Additions to intangible assets	(22,101)	(88,987)

Net cash flows used in investing activities	(22,101)	(88,987)

CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from owner’s contributions	124,000	295,800
Proceeds from share issue	47,350	—

Net cash flows from investing activities	171,350	295,800

Net cash flow for the period	(146,875)	117,683

CASH AND CASH EQUIVALENTS at the beginning of the year	157,317	39,634

CASH AND CASH EQUIVALENTS at the end of the year	10,442	157,317

The notes on pages 9-15 form an integral part of the financial statements.

The independent auditors’ report is on pages 3-4.

REVIVAL AI INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(in US Dollars)

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Revival AI Inc. (formerly Revival AI LLC) (“the Corporation”) is a Colorado corporation which was initially established as a limited liability company on January 29, 2018. On August 14, 2020, the owners of the Corporation agreed to convert the entity from a limited liability company into a corporation under the laws of the State of Colorado and change the name to “Revival AI Inc.”. The statement of conversion was filed with the Colorado Secretary of State on August 21, 2020.

The Corporation has been developing a technology to provide print-ready Bibles through an artificial intelligence-driven, auto-customizing platform that enables user adjusted Bible design and formatting. Estimated date of completion of the platform is July 2022.

Ownership of the Corporation as of December 31, 2021 is presented as follows:

Shareholder name	Class A - voting common shares	Class B - non-voting common shares	Total shares owned	Ownership share
William John Robinson III	15,750,000	—	15,750,000	44.9%
Kristin Robinson	15,750,000	—	15,750,000	44.9%
Model Rocket LLC	—	3,500,000	3,500,000	10.0%
Other individual investors	—	47,350	47,350	0.2%

	31,500,000	3,547,350	35,047,350	100%

Statement of compliance

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements are presented in US Dollars, unless otherwise indicated. These financial statements have been prepared under the historical cost convention.

Use of estimates and assumptions

The preparation of financial statements conforms to accounting principles generally accepted in the United States of America (“US GAAP”). Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty in making those estimates, actual results reported in future periods could differ from such estimates.

Going concern

The Corporation’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows to meet its obligations and to obtain additional capital financing from its owners and/or third parties.

For the years ended December 31, 2020 and 2021, the Corporation had losses in the amount of $89,130 and $343,219. As of December 31, 2020 and 2021, the accumulated losses amounted to $92,825 and $436,044. These conditions indicate the existence of uncertainty which may cast doubt about the Corporation’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Corporation’s management has made an assessment of the Corporation’s ability to continue as a going concern and is satisfied that the Corporation has the resources to continue its operations for the foreseeable future. During the year ended December 31, 2021 the Corporation raised $171,350 in the form of additional directors’ investments and through Regulation A offering. These funds will be invested into the Corporation’s marketing activities to propel its Regulation A campaign and raise more funds for its facility.

Expenses recognition

Expenses are accounted for at the time the actual flow of the related goods or services occur, regardless of when cash or their equivalent are paid, and are reported in the financial statements in the period to which they relate.

Advertising Costs

Advertising costs are expensed as incurred and included in administrative expenses.

Related parties

A party is considered to be related to the Corporation if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Corporation. Related parties also include principal owners of the Corporation, its management, members of the immediate families of principal owners of the Corporation and its management and other parties with which the Corporation may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Intangible assets

An intangible asset is an identifiable non-monetary asset without physical substance. It is identifiable when it is separable, i.e. is capable of being separated or divided from the Group, or when it arises from contractual or other legal rights.

Intangible assets acquired or developed internally are initially measured at cost. The cost of an acquired intangible asset comprises its purchase price, import duties, and non-refundable purchase taxes, after deducting trade discounts and rebates, and any directly attributable cost of preparing the asset for its intended use.

Subsequent expenditure on intangible assets is capitalized only if it is probable that it will increase the future economic benefits associated with the specific asset. Other expenditure is recognized in profit or loss as incurred.

After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any.

Research and Development costs

Research costs are recognized in profit or loss in the period in which they are incurred.

Development costs comprise employee expenses, the cost of materials and services directly attributable to the projects, and an appropriate share of directly attributable fixed costs including, and where applicable, borrowing costs. The intangible assets are amortized as from the moment they are available for use, i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management. Development costs which do not satisfy the above conditions are recognized in profit or loss as incurred.

Impairment of intangible assets

On each balance sheet date, the Corporation reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is impossible to estimate the recoverable amount of an individual asset, the Corporation estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as expenses immediately.

Cash and cash equivalents

The Corporation considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Fair value measurements

FASB ASC 820, “Fair Value Measurements” defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Corporation. Unobservable inputs are inputs that reflect the Corporation’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the Corporation, such as cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities, approximate fair value due to their relatively short maturities. The carrying value of the Corporation’s short-term bank loan approximates their fair value as the terms of the borrowing are consistent with current market rates and the duration to maturity is short.

New accounting pronouncements

a)	ASU 2016-02, Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize right-of-use assets and lease liability, initially measured at present value of the lease payments, on its balance sheet for leases with terms longer than 12 months and classified as either financing or operating leases. The new standard is effective for the Corporation’s reporting year starting from January 1, 2022.

The Corporation did not elect an early adoption option and has not analyzed potential effect of adoption of this standard on its financial statements.

2.	INTANGIBLE ASSETS

As of December 31, 2020 and 2021 the intangible assets consisted of the following:

	December 31, 2021	December 31, 2020
Software under development	92,699	88,086
Machinery development	30,432	30,220
Patents	25,315	8,039

	148,446	126,345

Software under development

Software development expenses consist of expenses incurred by the Corporation during the development of a platform designed to provide print-ready Bibles using artificial intelligence-driven engine that will allow users to design and format the Bible. Development of the platform is performed by Model Rocket LLC, a Nevada limited liability Company.

On October 28, 2019 the Corporation entered into an agreement with Model Rocket LLC. As per the agreement Model Rocket LLC agreed to provide the labor and development services at a reduced cost, estimated at 25% of the project. All expenses above this amount will be covered by Model Rocket LLC until final delivery of the platform.

In return for this, Revival AI Inc. (formerly Revival AI LLC) agreed to transfer 10% of ownership of the entity to Model Rocket LLC contingent on completion of the final product. 10% ownership is represented by shares of Class B non-voting common stock of Revival AI Inc. (formerly Revival AI LLC) after the conversion of the entity from a limited liability company to a corporation.

Machinery under development

Machinery development expenses consist of expenses incurred by the Corporation during the development of 1000 custom binding machines. Engineering and design of the machinery is performed by Seifert Technologies Inc., an Ohio engineering corporation.

Patents

The Corporation owns a patent titled “Methods and systems for on-demand publishing of religious works”. The patent application was filed on September 16, 2016 and was given U.S. Application No. 15/129,637. This patent was transferred to the Corporation from Narrow Gate Publishing LLC, an entity owned by the founders of Revival AI Inc. (formerly Revival AI LLC), in June 2018. The Corporation’s European patent application No. US20150225559W titled “Methods and systems for on-demand publishing of religious works” was filed on March 25, 2015 and published on October 1, 2015. This patent was transferred to the Corporation from Narrow Gate Publishing LLC.

On October 20, 2021 the Corporation filed another patent application titled “Book production system and method” to the U.S. Patent and Trademark Office (“USPTO”).

All legal and professional fees related to the transfer and registration of the patent in the amount $25,315 were capitalized to intangible assets of the Corporation. Depreciation of the patent will start after the completion of the platform.

Using the patented, custom Bible interface, readers will be able to choose a translation, paragraph or line-by-line layout, double or single column, interlinear format, text font and size, study notes, cross-references, devotional tools, creeds, additional note pages, and add a personalized blessing.

3.	LOSS PER SHARE

On October 28, 2019 the Corporation entered into an agreement with Model Rocket LLC to receive the labor and development services at a reduced cost and to transfer 10% of ownership of the entity to Model Rocket LLC contingent on completion of the final product (Note 2). The statement of conversion was filed with the Colorado Secretary of State on August 21, 2020 (Note 1).

In September 2021 the Corporation issued additional 47,350 Class B non-voting common shares to individual investors through regulation A offering.

The following table provides the loss per share computation details for the years ended December 31, 2020 and 2021

	Year ended December 31, 2021	Year ended December 31, 2020
Net loss for the year	(343,219)	(89, 130)

Computation of basic loss per share/unit:
Average number of units for the year	35,014,020	13,292,970

Loss per share (basic):	(0.01)	(0.01)

4.	REGULATION A OFFERING – TIER 2

Revival AI Inc. and all of the directors have consent in writing pursuant to the authority contained in the corporate law of the State of Colorado and without the formality of convening a meeting, to issue 40,000,000 shares of Class A Voting Common Stock, 25,000,000 shares of Class B Non-Voting Common Stock and 10,000,000 shares of preferred stock, at an initial offering price of $1.00 per share, to be effective as of July 1, 2021.

The final capital structure at the closing of the Regulation A Offering will be as follows:

Shareholder name	Class A – voting common shares	Class B – non-voting common shares	Preferred Shares	Total shares owned
Public Investors	8,500,000	21,500,000	10,000,000	40,000,000
William John Robinson III	15,750,000	—	—	15,750,000
Kristin Robinson	15,750,000	—	—	15,750,000
Model Rocket LLC	—	3,500,000	—	3,500,000

	40,000,000	25,000,000	10,000,000	75,000,000

5.	COMMITMENT AND CONTINGENCIES

Capital expenditure commitments

As of December 31, 2021 the Corporation had no capital expenditure commitments.

Lease commitments

As of December 31, 2021 the Corporation had no lease commitments.

Legal issues

From time to time, the Corporation may be subject to routine litigation, claims, or disputes in the ordinary course of business. Management is not aware of any pending or threatened claims, actions or proceedings against the Corporation, and cannot predict the outcome of any potential future litigation or environmental claim with certainty.

6.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, which is March 14, 2022.

All subsequent events requiring recognition as of December 31, 2021 have been incorporated into these financial statements and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events”.

7.	APPROVAL OF FINANCIAL STATEMENTS

Financial statements have been approved by management of the Corporation and authorized for issue on March 14, 2022.

EXHIBIT 4.1

Item 8.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Articles of Incorporation (1)

2.2	Bylaws (1)

4.1	Subscription Agreement

6.1	Services and Membership Purchase Agreement (1)

6.2	First Amendment to Services and Membership Purchase Agreement (1)

6.3	Transfer Agency and Registarship Agreement USA Market dated September 22, 2020 with KoreTransfer (2)

6.4	Seifert Technologies, Inc. proposal dated August 28, 2020 (2)

6.5	Publishing Agreement with DeDonato Enterprises LLC dated October 18, 2019 (2)

6.6	Publishing Agreement with Iglesia Bautista Biblica de la Garcia dated January 13, 2020 (2)

6.7	Assignment between Narrow Gate Publishing, LLC and Revival AI LLC (2)

6.8	Second Amendment to Model Rocket Agreement (3)

7.1	Plan of Conversion (1)

11.1	Written consent of George Dimov, CPA

(1) Incorporated by reference to the Company’s Form 1-A filed with the SEC on November 5, 2020.

(2) Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on January 15, 2021.

(3) Incorporated by reference to the Company’s Form 1-A POS filed with the SEC on July 19, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

REVIVAL AI INC.

By:	/s/ Kristin Robinson
Kristin Robinson
Principal Executive Officer Principal Financial Officer Principal Accounting Officer Director
Date: April 27, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ William J. Robinson III
William J . Robinson III
Director
Date: April 27, 2022

By:	/s/ Rob Rodriguez
Rob Rodriguez
Director
Date: April 27, 2022

By:	/s/ Jon Thies
Jon Thies
Director
Date: April 27, 2022

EXHIBITS INDEX

4.1	Subscription Agreement

11.1	Written Consent of George Dimov, CPA